LETTERHEAD OF BROMBERG & SUNSTEIN LLP


                                October 12, 2003

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         RE: BROMBERG & SUNSTEIN LLP
             APPLICATION FOR WITHDRAWAL OF
             FORM 10SB12G
             FILE NO.: 000-50957



Dear Sirs:

Please be advised that BROMBERG & SUNSTEIN LLP (the "Attorney") hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Commission withdraw the Form 10SB12G inadvertently filed with the Commission with an accepted date September 24, 2004, and a filing date of September 27,
2004. (File No. 000-50957) This application for withdrawal is made due to the fact the filing was completed using the Codes of BROMBERG & SUNSTEIN LLP (the "Attorney") than that of INTEGRATED PHARMACEUTICALS, INC. the intended Registrant.

The Filing was  retransmitted  on  September  27,  2004 with a filing  accession
number  of   0001144204-04-015114   for  the  corrected  Registrant  (INTEGRATED
PHARMACEUTICALS, INC.).

If you have any questions with respect to the above, or if you require additional information, please do not hesitate to contact Thomas C. Carey, Attorney at (617) 443-9292. Very truly yours,

                                                BROMBERG & SUNSTEIN LLP


                                                By: /s/ Thomas C. Carey
                                                    ----------------------------